Exhibit 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three		For the Nine
	Months Ended		Months Ended
	Sept. 30,	Sept. 24,	Sept. 30,	Sept. 24,
	2005	2004(a)	2005	2004(a)

Pre-tax earnings(b)	$1,810	$1,054	$4,905	$3,938

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	5,714	2,786	15,082	6,881

Pre-tax earnings before fixed charges	7,524	3,840	19,987	10,819

Fixed charges:
Interest	5,662	2,738	14,927	6,740
Other(c)	52	47	155	141

Total fixed charges	5,714	2,785	15,082	6,881

Preferred stock dividend requirements	26	13	59	38

Total combined fixed charges and preferred stock dividends	$5,740	$2,798	$15,141	$6,919

Ratio of earnings to fixed charges	1.32	1.38	1.33	1.57

Ratio of earnings to combined fixed charges and preferred stock dividends	1.31	1.37	1.32	1.56

(a)	Certain prior period amounts have been reclassified to conform to the current period presentation.
(b)	Excludes undistributed earnings from equity investments.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.